FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of August, 2004
		 		 ------------

		  Commission File Number 1-4620
		  		        --------

		 Crystallex International Corporation
	  -----------------------------------------------------
  	     (Translation of registrant's name into English)

   18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
  -----------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[x] 		Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper
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security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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

For Immediate Release
August 17, 2004

Crystallex Announces Lower Operating Costs, Revised Capital Budget and
     Improved Project Economics for the Las Cristinas Project

TORONTO, ONTARIO, August 17, 2004 - Crystallex International Corporation (TSX: KRY) (Amex: KRY) announced today improved economics and a revised Capital Budget and Control Schedule for its Las Cristinas Project. During the initial three months of the Engineering, Procurement and Construction Management ("EPCM") contract for the Las Cristinas project, Crystallex and SNC Lavalin Engineers & Constructors ("SNCL") engaged in a comprehensive review of the project's capital cost estimate to produce a Control Budget, and examined opportunities to enhance the project. The review included analysis of owner-operated mining versus contract mining for saprolite ores, and re-assessment of initial project design as it relates to optimizing future expansion from 20,000 tonne per day ("tpd") to 40,000 tpd. The review resulted in a decrease in estimated average operating costs, a moderate increase in the capital cost estimate and an increase in the project's IRR.

Total cash costs, including royalties, are now estimated at US$190 per ounce over the life of mine as compared with US$197 per ounce in the September 2003 Feasibility Study. Importantly, during the first five years total cash operating costs (inclusive of royalties) are now estimated to average approximately US$130 per ounce, in comparison to US$144 per ounce estimated in the Feasibility Study. It is anticipated that the low operating costs during the early years of the project life will enhance the project finance opportunities for Las Cristinas.

The revised capital cost estimate of US$266 million is 9.5% higher than the September 2003 Feasibility Study estimate of US$243 million. Reduced operating cost generated by switching to owner-operated mining for saprolite ore more than offset the increase in capital costs. As a result, the revised pre-tax and unleveraged IRR for the 20,000 tpd Las Cristinas base case now increases to 15.7% at a gold price of US$325 per ounce, an 8% improvement over the 14.5% IRR generated by the September 2003 Feasibility Study.

Total life of mine operating costs are now estimated to average US$6.46 per tonne of ore milled, down from US$6.70 per tonne estimated in the September 2003 Feasibility Study. The US$0.24 per tonne saving is entirely due to a reduction in mining operating costs, down from US$2.94 per tonne in the Feasibility Study to US$2.70 per tonne. During the first ten years of the project life when the bulk of the saprolite ores will be mined, average unit mining costs will be reduced to US$1.82 per tonne milled as compared with US$2.76 per tonne in the Feasibility Study. This cost reduction, which amounts to US$70 million over the first ten years of the project, is generated by a net incremental investment of only US$5.4 million in upfront mining capital. The projected pre-tax IRR on this incremental US$5.4 million investment is 142%.

Todd Bruce, Crystallex President and Chief Executive Officer stated, "I am delighted that we have been able to identify such a significant benefit by replacing contractor mining of the saprolite ores at Las Cristinas with owner operated mining. The case for owner operated mining of the saprolite ores is compelling in terms of the IRR generated by the net capital investment of US$5.4 million and the resultant material reduction in unit operating costs as outlined above."

While the revised capital cost estimate of US$266 million is US$23 million higher than the September 2003 Feasibility Study estimate, approximately US$11 million of the increase is related to two value-added discretionary

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

items, namely the switch to owner-operated mining of saprolite ores as highlighted above, and the incorporation of design changes in the 20,000 tpd base case to optimize future expansion of the project to 40,000 tpd. Excluding these two discretionary items, the increase in capital costs due to non-discretionary items identified during the review represents an increase of 5% over the Feasibility Study estimate.

"Our decision to invest US$5.9 million to optimize the expansion transition from 20,000 tpd reflects our belief that the costs, comprising production losses as well as direct capital, would be significantly greater than US$5.9 million if we were to delay the work until the time of expansion to 40,000 tpd," noted Ken Thomas, Crystallex's Chief Operating Officer.

Revised Capital Costs - Project Control Budget Established

The revised capital cost estimate of US$266 million (exclusive of Value Added
Tax) has been set as the Control Budget to be used in the EPCM contract with SNCL.

Tabled below is a reconciliation of the Control Budget capital cost estimate with the Feasibility Study estimate.

-------------------------------------------------------------------
Item			US$ millions   Comment
--------------------------------------------------------------------

September 2003 		$242.8
Feasibility Study

DISCRETIONARY VALUE
ADDED
------------------
Design Changes to 	$5.9		Incorporates design changes
Accommodate				to avoid a shutdown of operations
Expansion to   				during future expansion to 40,000 tpd.
40,000 tpd

Owner Mining Fleet 	$5.4		Upfront net capital cost of additional
for saprolite				mining equipment.


NON-DISCRETIONARY
-----------------
Design Development	$6.8 		Revised equipment and materials estimates
 					after receipt of firm quotes. Principal element is a $3 million increase in HDPE piping.

Environmental 		$2.6 		Largely related to project site design
					changes to maintain the natural channel
					of the seasonal Amarilla River during the mine operating life. Post closure, this will allow the river to return to its natural course when redirected from the diversion channel.

Owners Cost 		$2.5 		Principal element is a $2.0 million increase
					in the estimated cost of insurance premiums
					and fees during the construction period.

Indirect Costs 		($0.5)


CONTROL BUDGET 		$265.5

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Based upon this early EPCM work, Crystallex updated the Feasibility Study schedule to produce the Control Schedule for the Las Cristinas Project. (See table below).

			2004		   2005		      2006
                   --------------     --------------     --------------
 		   Q1  Q2  Q3  Q4     Q1  Q2  Q3  Q4     Q1  Q2  Q3  Q4
                   --  --  --  --     --  --  --  --     --  --  --  --
Detail 		       X   X   X      X
Engineering

Procurement	       X   X   X      X    X

Site Preparation           X   X      X    X

Roads                      X   X      X    X

Mine Develop-                  X      X    X   X   X
ment

Process 		       X      X    X   X   X
Plant

Ancillary                  X   X      X    X   X   X
Buildings

Tailing                        X      X    X   X   X
Management
Facility

Electrical/                           X    X   X   X
Power

Commissioning                                  X   X      X

Commercial     						  \\
Production

--------------------------------------------------------------


About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company's principal asset is the Las Cristinas property in Bolivar State that is currently under development. Other key assets include the Tomi Mine, the La Victoria Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com



NOTE: This may include certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this presentation, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading
"Risk Factors" and elsewhere in documents, including but not limited to its annual information form ("AIF") and its annual report on Form 20-F, filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

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	                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				      Crystallex International Corporation
				      ------------------------------------
						   (Registrant)


Date   August 17, 2004     		     	   By    /s/ Daniel R. Ross
-----------------------			     	----------------------------
						        (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature